CN DRAGON CORPORATION
8/F Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

March 22, 2013

Tom Kluck
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549

Re:           CN Dragon Corporation
Form 10-K
Filed June 29, 2012
Amendment No. 1 to Form Form 10-K
Filed July 16, 2012
File No. 000-53771

Dear Mr.  Kluck:

Please allow this to respond to your letter dated March 8, 2013.

Item 7. Management’s Discussion and Analysis . . .

Results of Operations

Comparison of the Years ended March 31, 2012 and 2011

1.           We have provided the disclosure required by Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

2.           In future Exchange Act periodic reports, we will revise to disclose our going concern opinion in accordance with Staff comments.

Item 10.  Directors, Executive Officers and Corporate Governance

3.           We have provided the disclosure required by Item 407(d)(5) of Regulation S-K.

Should you have any comments or questions Please do not hesitate to contact the undersigned.

CN Dragon Corporation

/s/ Teck Fong Kong

Teck Fong Kong
Chief Executive Officer

ACKNOWLEDGEMENT

CN Dragon Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CN Dragon Corporation

/s/ Teck Fong Kong

Teck Fong Kong
Chief Executive Officer